

March 6, 2013

Via E-mail
Danielle Olsen
Principal Executive Officer, President and a Director
Mobile Vault, Inc.
3384 La Canada Drive
Cameron Park, CA 95682

> **Re:** **Mobile Vault, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2012**
> **Filed July 24, 2012**
> **Form 10-K/A for the fiscal year ended May 31, 2012**
> **Filed February 27, 2013**
> **File No. 333-175158**

Dear Ms. Olsen:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 26, 2013.

Form 10-K/A for the Fiscal Year Ended May 31, 2012

Exhibits, page 24

1.   Revise to include the Interactive Data File as an exhibit in accordance with Rule 601(B)(101)(i) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your amendment to include a revised audit opinion in response to prior comment 1. As previously requested, revise the report to properly identify all of periods of the

financial statements covered by the report. In this regard, please provide a report that also identifies the statements of operations, stockholders' deficit and cash flows for the period from May 18, 2011 (date of inception) through May 31, 2011 in the opening paragraph. In addition, the report should opine on the full set of financial statements. Specifically, please revise to include an opinion on the results of operations and cash flows for the period from May 18, 2011 (date of inception) through May 31, 2011, for the year ended May 31, 2012, and for the period from May 18, 2011 (date of inception) through May 31, 2012. Refer to Rule 2-02 of Regulation S-X and AU 508.

General

3.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief